DYNAMIC APPLICATIONS CORP.
14 Menachem Begin Street
Ramat Gan, Israel 52700

May 29, 2014

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Jay Mumford, Staff Attorney

Re: Dynamic Applications Corp.
Amendment No. 4 to Registration Statement on Form 10
Filed April 10, 2014
File No. 000-54856

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated April 29, 2014, with respect to the above-referenced Form 10 filed by Dynamic Applications Corp. (the "Company") on April 10, 2014.

For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Third-Party Manufacturers

Comment 1. We note your added disclosure in this section of a potential order of several hundred units on or about March 31, 2014. However, you filed this amendment on April 10, 2014. Please ensure that your disclosure is updated as appropriate. If the sales did not occur as expected, please clarify why you could not "agree on pricing."

Response 1. We have revised and updated the disclosure to indicate as follows: Notwithstanding GUMI's expressed belief, a purchase order was not received from the potential customer nor can there be any assurance at the present time that a purchase order will be received from this potential customer. Nevertheless, we continue to believe that GUMI will be able to generate purchase orders for models of our commercial Device."

Property and Equipment

Comment 2. Please tell us when property and equipment was included in bankruptcy proceedings and transferred to a trustee as you mention in this section and in Note1 to your financial statements. See comment 10 in our letter to you dated May 28, 2013.

Response 2. This reference was included in error. The Company has no Property and Equipment that was included in bankruptcy proceedings, nor were there any bankruptcy proceedings.

Securities Ownership of Certain Beneficial Owners and Management

Comment 3. Please expand your response to prior comment 6 to tell us when the assignment occurred and how that assignment was consistent with your claim that your original issuance of the note did not require registration under the Securities Act. In this regard, please also tell us why you removed the disclosure from under Item 10 regarding the exemption from registration for your original issuance of the note.

Response 3. The original issuance of the note was August 11, 2011, payable to Shefet Trust, an Israeli accredited investor, pursuant to a private placement subscription agreement in reliance upon the exemption provided under Regulation S. In December 2011, the note was modified to be a convertible note. In late 2012, the Shefet Trust requested that the Company find one or more persons to assume its position as holder of the $40,000 note and 4 Israeli accredited investors and an entity organized under the laws of Australia, acquired the Shefet Trust convertible note in reliance upon the exemptions provided under Regulation S and Regulation D, respectively. We have included the exemption disclosure in the amended Form 10.

Comment 4. We note that you previously disclosed that you had 21,641,450 outstanding shares on November 7, 2013 and that you now disclose that you had 49,834,082 outstanding shares on March 31, 2014. Please show how us how you complied with the requirement to file reports under Item 3.02 of Form 8-K to reflect the increases.

Response 4. Through inadvertence, we failed to file the requisite Form 8-Ks with Item 3.02 disclosure. We have tried to remedy this by our recent filing of Form 8-K with complete Item 3.02 disclosure of all issuances of unregistered shares.

Comment 5. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the legal entities included in your beneficial ownership table.

Response 5. We have included disclosure of the natural persons who exercise control with respect to the subject shares.

Comment 6. From your disclosure under "Liquidity and Capital Resources," it appears that at least one of the shareholders identified in your beneficial ownership table beneficially owns shares underlying notes. Please provide the disclosure required by the last clause of Regulation S-K Item 403(a) and the last clause of Regulation S-K Item 403(b). In this regard, please tell us in what filing you included the disclosure required by Regulation S-K Item 404 regarding your issuance of the notes and related transactions with related persons.

Response 6. We have revised the disclosure in Liquidity and Capital Resources following the table of Note Holders to disclose the information required by Item 403(a) and (b) of Regulation S-K. The staff should note that the table has been revised to reflect that all of the notes have been converted, the names of the persons/entities that converted the notes into shares, the number of shares issued on conversion and footnotes have been added to disclose the control persons of entity Note Holders.
With respect to Item 404 of Regulation S-K, we have added appropriate disclosure regarding the Note Holders that are related persons of the Company.

Exhibits

Comment 7. We note your response to prior comment 10. Regarding the adequacy of your exhibits, please see the acknowledgements mentioned at the end of this letter that you provide in your responses to our comments.

Response 7. The Company is aware and acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosure in the Form 10 including it exhibits.

In responding to the staff's comments, the Company acknowledges that:
- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Ori Goore
By: Ori Goore, Chief Executive Officer